Exhibit 99.95

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CannTrust Holdings Inc.
3280 Langstaff Road, Unit 1
Vaughan, Ontario L4K 4Z8

Item 2.	Date of Material Change
June 5, 2018

Item 3.	News Releases
A press release in the form of Schedule A attached hereto was disseminated on June 5, 2018 via Cision news service.

Item 4.	Summary of Material Change
CannTrust Holdings Inc. (TSX:TRST) (“CannTrust” or the “Company”), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced that it has closed its previously announced short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. A total of 11,155,000 units of the Company ("Units") were sold at a price of $9.00 per Unit for aggregate gross proceeds of $100,395,000 (the "Offering").

The Company intends to use the net proceeds from the Offering to increase its Canadian processing capability, domestic and international capacity expansion and for general working capital purposes.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change
See Schedule A attached.

5.2 Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following officer of the Company may be contacted for further information:

Ian Abramowitz, Chief Financial Officer
647 872-2300 or IAbramowitz@canntrust.ca

Item 9.	Date of Report
This report is dated this 5th day of June, 2018.

Schedule A

CANNTRUST HOLDINGS INC. ANNOUNCES CLOSING OF

$100,395,000 BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT

INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES.

VAUGHAN, ON – June 5, 2018 – CannTrust Holdings Inc. (TSX:TRST) (“CannTrust” or the “Company”), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced that it has closed its previously announced short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. A total of 11,155,000 units of the Company ("Units") were sold at a price of $9.00 per Unit for aggregate gross proceeds of $100,395,000 (the "Offering").

Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share at an exercise price of $12.00 per share, subject to adjustment in certain events, until June 5, 2020. In the event that the daily volume weighted average trading price of the Common Shares exceeds $18.00 for 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company has the right to accelerate the expiry date of the Warrants upon providing not less than 15 trading days’ notice of such acceleration.

The Units were offered and sold by way of a short form prospectus filed in each of the provinces of Canada, excluding Quebec, and offered and sold elsewhere outside of Canada on a private placement basis. The Company intends to use the net proceeds from the Offering to increase its Canadian processing capability, domestic and international capacity expansion and for general working capital purposes.

The Offering was completed by a syndicate of underwriters co-led by Canaccord Genuity Corp. and GMP Securities L.P. and including Echelon Wealth Partners Inc., Bloom Burton Securities Inc., Cormark Securities Inc. and Haywood Securities Inc.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 450,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information used in this press release includes statements relating to the use of proceeds of the Offering. The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including but not limited to those relating to general economic conditions, future legislative and regulatory developments involving cannabis, the ability of CannTrust to implement its business strategies and competition. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 ("AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Naveen Islam, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)